UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

872386107

(CUSIP Number)

Daniel J. Donoghue
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 871,305

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 871,305

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,305

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 872386107

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,020,138

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,020,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 872386107

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,020,138

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,020,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872386107

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,020,138

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,020,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 12 (the “Amendment No. 12”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of TESSCO Technologies Incorporated, a Delaware corporation (the “Company”), which has its principal executive offices at 11126 McCormick Road, Hunt Valley, Maryland 21031.  This Amendment No. 12 amends and supplements, as set forth below, the information contained in items 1, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons on March 14, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on April 14, 2008, Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on May 23, 2008, Amendment No. 3 thereto filed by the Reporting Persons with respect to the Company on June 10, 2008, Amendment No. 4 thereto filed by the Reporting Persons with respect to the Company on July 9, 2008, Amendment No. 5 thereto filed by the Reporting Persons with respect to the Company on January 29, 2009, Amendment No. 6 thereto filed by the Reporting Persons with respect to the Company on July 24, 2009, Amendment No. 7 thereto filed by the Reporting Persons with respect to the Company on February 2, 2010, Amendment No. 8 thereto filed by the Reporting Persons with respect to the Company on March 5, 2010, Amendment No. 9 thereto filed by the Reporting Persons with respect to the Company on April 26, 2010, Amendment No. 10 thereto filed by the Reporting Persons with respect to the Company on August 5, 2010 and Amendment No. 11 thereto filed by the Reporting Persons with respect to the Company on September 22, 2010 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 12, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 12.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is also amended by adding the following as the eleventh paragraph thereof:

By a letter dated January 25, 2011, Discovery Equity Partners has submitted to the Company a shareholder proposal under Securities and Exchange Commission Rule 14a-8 for inclusion in the Company’s proxy statement for the Company’s 2011 Annual Meeting of Stockholders.  The text of the proposal is as follows:

Proposal

RESOLVED, that the stockholders of TESSCO Technologies Incorporated ("TESSCO") request that the Board of Directors amend TESSCO’s by-laws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of stockholders.

Supporting Statement

Discovery Group is a long-term investor in TESSCO.  We realized several years ago that TESSCO greatly needed improvements to its corporate governance.  We have worked diligently to bring about governance changes, for the benefit of all stockholders, despite the objections and obstacles presented by management and the Board of Directors.

With the support of fellow stockholders, our efforts have resulted in 1) the dismantling of TESSCO’s poison pill anti-takeover mechanism, 2) a reduction in the threshold percentage of outstanding shares required to call a special meeting of stockholders, and 3) the formation of a new Risk and Strategy Committee of the Board to respond to takeover offers for TESSCO.  Most recently, we were also able to get the Board to act on the shareholder proposal we submitted last year, which won majority support of the stockholders, to declassify the Board, and thereby submit all directors for election on an annual basis.  It is worth noting, however, that the Board structured the declassification so that it does not go into full effect until 2013.

We are submitting this proposal so that TESSCO’s stockholders may be empowered to change the composition of the Board of Directors, without the requirement of running an alternate slate of nominees.  The TESSCO bylaws allow directors to be elected with only the affirmative vote of a plurality of the shares present or represented by proxy at an annual meeting.  This means that in an uncontested election, stockholder votes for directors have no real meaning.  Each of the Board’s nominees are elected so long as the nominee receives at least one affirmative vote, even if a majority of the stockholder votes are cast negatively or withheld.  Under our proposal, a nominee must receive a majority of the votes cast, which gives negative or withheld votes real meaning.

In two of the past three years ISS, the leading proxy advisory service, has advised clients to WITHHOLD votes for TESSCO’s director nominees.  However, plurality voting for directors essentially silenced those investors.  Not only is plurality voting a disservice to TESSCO’s stockholders but it is inconsistent with good governance standards among U.S. public companies. Over 70% of the companies in the S&P 500 have adopted majority voting provisions and that percentage continues to rise.  Most companies also adopt a director resignation policy for any director nominee who does not garner a majority vote.

ISS guidelines recommend that investors vote FOR majority voting proposals.  By voting FOR this proposal you remind the Board that TESSCO stockholders want to be heard when it comes to potential concerns about the Board’s failure to address management’s long track record of poor performance, governance procedures that shield directors and management from accountability, and the resulting deterioration in stockholder value.

Item 5	Interests in the Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 7,542,064 shares of Common Stock reported outstanding as of October 29, 2010 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended September 26, 2010.

Discovery Equity Partners beneficially owns 871,305 shares of Common Stock as of January 25, 2011, which represents 11.6% of the outstanding Common Stock.

Discovery Group beneficially owns 1,020,138 shares of Common Stock as of January 25, 2011, which represents 13.5% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 1,020,138  shares of Common Stock as of January 25, 2011, which represents 13.5% of the outstanding Common Stock.

Mr. Murphy beneficially owns 1,020,138 shares of Common Stock as of January 25, 2011, which represents 13.5% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There have been no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 12 included as Exhibit 1 to this Amendment No. 12, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 12.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of January 25, 2011, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 3: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2011
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Joint Filing Agreement dated as of January 25, 2011, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008